FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

PRESS RELEASE

ESTABLISHMENT OF FINANS  PENSIONS & LIFE
INSURANCE COMPANY IN TURKEY

The booming demand for individual pensions and mortgages in Turkey has created a rapidly growing insurance business for these products.

Finansbank, a member of the NBG Group, consistent with its aim to provide the full range of financial services, has applied to the General Directorate of Insurance and has received permission to establish Finans Emeklilik ve Hayat A.S.

The new company will complete its organizational preparations and  obtain a licence to conduct life, personal accident and pension business,  and is expected to commence operations shortly.

The Company will be headed by highly experienced Management in the Turkish insurance market, joined at the level of Board of Directors by members of the parent insurance company of the Group, who will assist with their know-how in the rapid development of the new Company.

Athens, 16 May 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Selling of treasury stock

National Bank of Greece S.A. announces that on 16 May 2007 it sold 583,110 own shares at the price of € 42.70 per share within the context of a relevant resolution adopted by its Board of Directors on 26 April 2007. The said shares had been acquired by the Bank in accordance with Article 16 par. 5 et seq. of Companies’ Act 2190/1920 and by virtue of the Bank’s General Meeting of Shareholders’ resolution of 27 April 2006.

In view of the above, the Bank no longer holds own shares.

Athens, 17 May 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 18th May, 2007
Chairman - Chief Executive Officer